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Exhibit 99(a)(3)

TO:	All Employees and Directors
FROM:	Judith A. Vitale Chief Financial Officer
DATE:	February 19, 2002 (Revised March 12, 2002)
RE:	OFFER TO EXCHANGE OPTIONS

IMPORTANT NEWS—PLEASE READ IMMEDIATELY AND TAKE ACTION BEFORE MARCH 18, 2002!

        The Board of Directors of Firstwave Technologies, Inc. ("Firstwave" or the "Company") has adopted resolutions offering to all employees or directors who hold stock options the opportunity to exchange their outstanding stock options with an exercise price of more than $10.00 per share for options exercisable at the fair market value of our stock on September 20, 2002. We are making the offer upon the terms and conditions described in the Offer to Exchange, this memorandum, the Election Form, and the Notice to Change Election From Accept to Reject. Please read these documents carefully before you make any decisions regarding the offer. This offer expires at 12:00 Midnight Eastern Standard Time on March 18, 2002.

        If you elect to participate in this exchange, your existing unexercised stock option (the "Old Option") will be cancelled and in return for a new option (the "New Option"). The New Option will be for the same number of shares as your Old Option, less any exercised shares. The New Option will be granted under the terms of our 1993 Stock Option Plan. This offer may be accepted or rejected as to each grant or none of your grants. There must be strict adherence to the following rules:

The New Option

1.
All grants cancelled pursuant to this program are eligible for the New Option.

2.
The New Option will be priced at the fair market value on the day we grant the option, expected to be September 20, 2002, which is defined as the closing price by Nasdaq on the business day immediately prior to the date of grant. This price may be higher, or lower, or the same as the exercise price on your option to be cancelled. THERE IS A POSSIBILITY THAT THE EXERCISE PRICE OF THE NEW OPTIONS COULD BE HIGHER THAN THE EXERCISE PRICE OF THE OLD OPTIONS, RESULTING IN A LOSS OF SOME STOCK OPTION BENEFIT.

3.
The New Option will be vested in accordance with the vesting schedule of the Old Option.

4.
If you do not remain with the Company, for any reason, on September 20, 2002, you will not receive a New Option.

5.
All other rules of the 1993 Stock Option Plan will be applied.

Eligible Grants And Option Cancellation Rules

1.
Option grants with an exercise price of more than $10.00 per share are eligible for consideration for the New Option assuming your election is received by 12:00 Midnight Eastern Standard Time on March 18, 2002 or, if we have extended the offer, by the new expiration of the offer.

2.
Any of your outstanding, unexercised options with an exercise price of more than $10.00 per share may be cancelled. If you elect to cancel an Old Option, it must be cancelled in its entirety.

3.
If a decision is made to cancel a grant, all grants issued since September 19, 2001 (within the prior six months of the cancellation) must also be cancelled, even if those options have an exercise price equal to or less than $10.00 per share. All cancelled grants will be replaced with a New Option at least six months and one day from the date the Old Options are cancelled. We expect to grant the New Option on September 20, 2002, unless we have to change the date because the offer had been extended.

4.
Individuals canceling a grant pursuant to this program will not be eligible for additional grants until after September 20, 2002.

5.
Once your Old Options are cancelled, you will not be able to exercise your Old Options, even if you do not remain with the Company and do not receive a New Option.

6.
All New Options will be the same type of options as your Old Options, to the extent allowed by law.

7.
All rights to cancelled grants will be irrevocably forfeited.

        THIS OFFER IS NOT A GUARANTY OF EMPLOYMENT FOR ANY PERIOD. YOUR EMPLOYMENT WITH THE COMPANY REMAINS AT WILL EMPLOYMENT AND MAY BE TERMINATED AT ANY TIME BY EITHER YOU OR THE COMPANY, WITH OR WITHOUT CAUSE OR NOTICE.

        All eligible Option Holders must complete a Firstwave Technologies, Inc. Offer to Exchange Options Election Form ("Election Form") and hand deliver or fax a signed copy to Cindy McVeigh at (770) 431-1201 by March 18, 2002, no later than 12:00 Midnight Eastern Standard Time. You are required to make your election to accept the exchange agreement and identify the option grant(s) being cancelled if you wish to participate. Firstwave will e-mail a confirmation of receipt within 48 hours of receiving your Election Form. IF YOUR ELECTION IS RECEIVED AFTER 12:00 MIDNIGHT EASTERN STANDARD TIME ON MARCH 18, 2002, IT WILL NOT BE ACCEPTED AND YOU WILL BE CONSIDERED TO HAVE DECLINED TO ACCEPT THE EXCHANGE OFFER.

        You will receive another document, entitled an Offer to Exchange, explaining the program in greater detail. Below are the answers to some Frequently Asked Questions (FAQ's) regarding the offer, which you should also read.

Frequently Asked Questions

        The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the Offer to Exchange, the Election Form, and the Notice to Change Election from Accept to Reject because the information in this memorandum and FAQ is not complete, and additional important information is contained in the Offer to Exchange, the Election Form and the Notice to Change Election from Accept to Reject.

General Questions About The Program

1.  What Securities Are We Offering To Exchange?

        We are offering to exchange outstanding and unexercised Firstwave stock options with an exercise price of more than $10.00 per share held by employees or directors for new options under our 1993 Stock Option Plan.

2.    Why Are We Making The Offer To Exchange?

        We implemented the offer to exchange because a considerable number of employees and directors have stock options with an exercise price of more than $10.00 per share that are priced significantly above our current and recent trading prices. We believe these options are unlikely to be exercised in the foreseeable future. This program is voluntary and will allow employees and directors to choose whether to keep their current stock options at their current exercise price, or to cancel those options in exchange for a new option for the same number of shares to be granted on a date at least six months and one day from the date we cancel the tendered options (the "replacement grant date"). We expect the replacement grant date to be September 20, 2002. It is hoped that this program will ameliorate the current underwater options issue, but this cannot be guaranteed considering the ever-present risks associated with a volatile and unpredictable stock market. By making this offer to exchange outstanding options with an exercise price of more than $10.00 per share for new options that will have an exercise price equal to the market value of our common stock on the replacement grant date, we intend to provide our employees and directors with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and directors and thereby maximize stockholder value.

3.    Who Is Eligible?

        Any current employee or director of Firstwave or its subsidiaries with a stock option with an exercise price of more than $10.00 per share is eligible. You must be an employee or director as of February 19, 2002, the date this offer commences, and remain an employee or director as of the date the options are cancelled in order to participate in this offer. In order to receive a new grant, you must continue to remain an employee or director during the 6 month period from the expiration date to and including the replacement grant date. Participation in the exchange offer is strictly voluntary.

4.    Will Employees And Directors Outside The United States Be Eligible To Participate?

        All employees or directors with stock options with an exercise price of more than $10.00 per share are eligible.

5.    How Does The Exchange Work?

        The offer to exchange will require an employee or director to make a voluntary, irrevocable election to cancel outstanding stock options by 12:00 Midnight Eastern Standard Time on March 18, 2002 (unless we extend the offer), in exchange for a one-for-one grant of a new option to be issued on the replacement grant date, which we expect to be on September 20, 2002, and priced at the fair market value on the date of grant, as determined by the closing price reported by NASDAQ on the business day immediately prior to the date of grant. Such new options would retain the original vesting schedule of the cancelled options and have to be subject to the terms and conditions of the stock plan under which it is granted. To participate, employees and directors must cancel any and all Firstwave options granted from September 19, 2001 to March 18, 2002, but may choose to cancel some, all, or none of their options if granted prior to September 19, 2001.

6.    What Do I Need To Do To Participate In The Offer To Exchange?

        To participate, you must complete the Election Form, sign and date it, and ensure that Cindy McVeigh at Firstwave receives it no later than 12:00 Midnight Eastern Standard Time on March 18, 2002. You can return your form either by fax at (770) 431-1201 to Cindy McVeigh, or you may hand deliver it to her at Firstwave Technologies, Inc., 2859 Paces Ferry Road, Suite 1000, Atlanta, GA 30339, USA.

7.    Is This A Repricing?

        This is not a stock option repricing in the traditional sense. Under a traditional stock option repricing, an employee or director's current options would be immediately repriced and Firstwave would have a variable accounting charge against earnings.

8.    Why Can't Firstwave Just Reprice My Options, As I Have Seen Done At Other Companies?

        In 1998, the Financial Accounting Standards Board adopted unfavorable accounting charge consequences for companies that reprice options. If we were to simply reprice options, the company's potential for profitability in the future would be in serious jeopardy, as we would be required to take a charge against earnings on any future appreciation of the repriced options.

9.    Why Can't I Just Be Granted Additional Options?

        Because of the large number of underwater options currently outstanding at Firstwave, a total grant of additional options would have severe negative impact on Firstwave's dilution, outstanding shares and earnings per share. Additionally, Firstwave has a limited pool of options that it is allowed to grant without stockholder approval, and therefore our current reserves must be conserved for new hires and ongoing grants.

10.  Wouldn't It Be Easier To Just Quit Firstwave And Then Get Rehired?

        This is not an alternative for us because this would be treated the same as a repricing if the rehire and resulting re-grant are within six months of the option cancellation date. Again, such a repricing would cause Firstwave to incur a variable accounting charge against earnings. In addition, by leaving Firstwave and being rehired later, an employee would not receive credit for prior service for vesting purposes.

11.  If I Participate, What Will Happen To My Current Options?

        Options exchanged under this program will be cancelled on or about March 19, 2002.

12.  What Is The Deadline To Elect To Exchange And How Do I Elect To Exchange?

        The deadline to participate in this program is 12:00 Midnight Eastern Standard Time on March 18, 2002, unless we extend the offer. This means that Cindy McVeigh must have your form in her hands before that time. We have no plans to extend the offer, but if it is extended, you will be notified. We reserve the right to reject any or all options elected for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elected options that are not validly withdrawn, subject to our rights to extend, terminate and amend the offer.

13.  What Will Happen If I Do Not Turn In My Form By The Deadline?

        If you do not turn in your Election Form by the deadline, then you will not participate in the option exchange, and all stock options currently held by you will remain intact at their original price and subject to their original terms.

14.  During What Period Of Time May I Withdraw Previously Elected Options?

        You may withdraw the options you have elected for exchange at any time before 12:00 Midnight, Eastern Standard Time, on March 18, 2002. To withdraw options elected for exchange, you must submit a Notice to Change Election from Accept to Reject to Cindy McVeigh by 12:00 Midnight Eastern Standard Time on March 18, 2002. Once you have withdrawn your election to exchange options, you may re-elect to exchange options only by again following the delivery procedures described in the Instructions to the Election Form. If we extend this offer, you may withdraw your previously elected options until the new expiration of the offer.

15.  May I Change My Mind About Which Options I Want To Tender For Exchange?

        Yes, you may change your election at any time before the offer expires. In order to change your election, you must properly fill out, sign and date a new Election Form and deliver it to Cindy McVeigh by hand delivery or by fax to (770) 431-1201 by 12:00 Midnight Eastern Standard Time on March 18, 2002. Once you have done this, your previous Election Form will be disregarded. If we extend this offer, you may change your election until the new expiration of the offer.

16.  Am I Eligible To Receive Future Grants If I Participate In This Exchange?

        Because of the accounting limitations, participants in this program are ineligible to receive any additional stock option grants until after the replacement grant date.

17.  Will I Have To Pay Taxes As A Consequence Of My Participation In This Exchange?

        If you are a United States-based employee or director or if you are working outside the United States, neither the cancellation of your options nor your receipt of a replacement option should give rise to a taxable event for you. If you exchange your current options for new options, you will not be required under current law to recognize income for U.S. federal income tax purposes or, if you are working outside the United States, for income tax purposes of the country in which you reside, at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange in the United States. Further, at the date of grant of the new options, you will not be required under current law to recognize income for U.S. federal income tax purposes or, if you are working outside of the United States, for income tax purposes of the country in which you reside. The grant of options is not recognized as taxable income in the United States. All employees and directors are strongly urged to read the Offer to Exchange for an additional discussion of the potential tax consequences. You should consult your own tax advisor with regard to the application of the U.S. federal income tax laws to your particular situation, as well as to the applicability and effect of any state, local, or foreign tax laws to which you may be subject.

18.  How Should I Decide Whether Or Not To Participate?

        We understand that this will be a challenging decision for all employees and directors. The program does carry considerable risk, and there are no guarantees of our future stock performance. Therefore, the decision to participate must be each individual employee or director's personal decision.

19.  What Do Management And Our Board Of Directors Think Of The Offer?

        Although our board of directors has approved this offer, neither management nor our board of directors make any recommendation as to whether you should elect to exchange or refrain from exchanging your options.

20.  What If I Leave Firstwave Between The Date My Options Are Cancelled And The Date The New Options Are Granted?

        You will have forfeited the options tendered and accepted for exchange and you will receive no new options. Once the offer to exchange expires (at 12:00 Midnight Eastern Standard Time on March 18, 2002, unless the offer is extended), your election to tender your options is not revocable. Therefore, if you leave Firstwave or one of its subsidiaries voluntarily, involuntarily, or for any other reason, before your new option is granted, you will not have a right to any stock options that were previously cancelled, and you will not have a right to the new option that would have been issued on the replacement grant date. THEREFORE, IF YOU DO NOT REMAIN AN EMPLOYEE OR DIRECTOR ON THE REPLACEMENT GRANT DATE, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR OPTIONS THAT HAVE BEEN ACCEPTED FOR

EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR THE OPTIONS ELECTED TO BE EXCHANGED IF YOU DO NOT REMAIN AN EMPLOYEE OR DIRECTOR ON THE REPLACEMENT GRANT DATE (EXPECTED TO BE SEPTEMBER 20, 2002).

Specific Questions About The Cancelled Options

21. Which Options Can Be Cancelled?

        If you are eligible and elect to participate in this offer, you may opt to cancel one or more options with an exercise price of more than $10.00 per share granted under any of our option plans. If you elect to cancel one or more options, you are required to cancel all options granted to you on or after September 19, 2001, even those with an exercise price equal to or less than $10.00 per share.

22.  Can I Choose Which Options I Want To Cancel, If I Have Multiple Options?

        You may choose to cancel one or more options with an exercise price of more than $10.00 per share. It is up to you to pick which options, if any, you would like to tender for exchange. However, if you wish to participate in this program, you are required to cancel all options granted to you on or after September 19, 2001, even those with an exercise price equal to or less than $10.00 per share.

23.  Can I Cancel The Remaining Portion Of An Option That I Have Already Partially Exercised?

        Yes, any remaining outstanding, unexercised portion of an option with an exercise price of more than $10.00 per share can be cancelled. The new option will be on a one-for-one basis but only in replacement of the portion of the option cancelled.

24.  Can I Select Which Portion Of An Option To Cancel?

        No, we cannot partially cancel an outstanding option. The remaining unexercised portion of an option must either be exchanged in full or not exchanged.

25.  If I Choose To Participate, What Will Happen To My Options That Will Be Cancelled?

        If you elect to participate in this program, then on March 19, 2002, or as soon as we can after that, we will cancel all of your outstanding options that were granted since September 19, 2001, plus any others that you elected to cancel. You will not have a right to be granted any further options from us until the replacement grant date, when your new options will be issued.

Specific Questions About The Replacement Options

26. What Will Be My New Option Share Amount?

        Employees and directors who participate in this program will receive a new replacement stock option on the replacement grant date. The new stock option will be equal to the number of shares cancelled under the old stock option. Each new option will be granted under the Firstwave Technologies, Inc. 1993 Stock Option Plan pursuant to a new option agreement between you and us.

27.  What Will Be The Vesting Schedule Of My Replacement Options?

        The vesting schedule for all replacement options granted in this program will be exactly the same as the vesting schedule for the cancelled options. Therefore, no employee or director will lose nor gain vesting in the replacement option. Your option will continue to vest on the same schedule as your cancelled option as if your cancelled option was still in effect.

28.  What Will Be My New Option Exercise Price?

        The exercise price for the new options, which will be granted on the replacement grant date, (expected to be September 20, 2002), will be the fair market value of our stock on the date of grant, which is defined as the last reported sales price of our common stock on the Nasdaq SmallCap Market on the business day immediately preceding the date of grant, as reported by Nasdaq. WE WILL NOT GRANT NEW OPTIONS UNTIL AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL THE OPTIONS ACCEPTED FOR EXCHANGE, THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK, AMONG OTHER FACTORS YOU CONSIDER, BEFORE DECIDING WHETHER TO ELECT TO EXCHANGE YOUR OPTIONS.

29.  What Will Be My New Option Type, Incentive Stock Option Or Non-qualified Stock Option?

        Generally, you will receive the same option type you currently have. If you are a United States employee or director and your cancelled stock options were an incentive stock option, your new options will be incentive stock options to the extent they qualify under the Internal Revenue Code of 1986, as amended. If your cancelled options were non-qualified stock options, your new options will be non-qualified stock options. Please read the Offer to Exchange for additional information regarding the tax treatment of your options. You should consult your own tax advisor with regard to the application of the U.S. federal income tax laws to your particular situation, as well as to the applicability and effect of any state, local, or foreign tax laws to which you may be subject.

30.  When Will I Receive My Replacement Options?

        We will grant the new options on the replacement grant date which will be at least six months and one day after the expiration of the offer. If we cancel options elected for exchange on March 19, 2002, the first business day after the scheduled expiration date of the offer, the replacement grant date of the new options will be September 20, 2002.

31.  Why Won't I Receive My New Options Immediately After The Expiration Date Of The Offer?

        If we were to grant the new options on any date which is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to record a compensation expense against our earnings. By deferring the grant of the new options for six months and one day, we believe we will not have to record such a compensation expense.

32.  When Will I Receive My New Option Notice?

        We expect to grant the New Option on September 20, 2002, unless we have to change the date because the offer had been extended. Promptly after the Cancellation Date, we will send you a letter indicating the number of your options we have accepted for exchange, the expected replacement grant date, and the number of new options you will receive on the replacement grant date. Your new option agreement will be sent to you within six weeks after the replacement grant date.

33.  What Will Be The Terms And Conditions Of My Replacement Options?

        Your new options will be subject to the terms and conditions of the stock plan under which they are granted, the Firstwave Technologies, Inc. 1993 Stock Option Plan. The terms and conditions of this plan are described in the Offer to Exchange. As noted above, the vesting schedule for the new option will be exactly the same as the cancelled option. The terms and conditions of these plans are described in the Offer to Exchange.

34.  Can I Have Some Examples Of How An Offer To Exchange Might Work?

Example 1

Your Hire Date: October 20, 2001

Your Original Stock Option: 1,000 shares

Your Original Stock Option Price: $12.00

Your Original Vesting Schedule: 250 shares vest October 20, 2002, then annually thereafter until fully vested in October 2005 or until termination of employment.

Hypothetical Stock Price on New Options Grant Date, September 20, 2002: $8.00

Using the above assumptions for the sake of illustrating the offer to exchange, we would cancel your original stock option on March 19, 2002. On the replacement grant date, which would be September 20, 2002, we would grant you a new option for 1,000 shares, and in this example using the purely hypothetical stock price of $8.00, your new exercise price would be $8.00. The vesting schedule for this new option will be the same as for the prior option, and therefore 250 shares will vest on October 20, 2002, and then will vest annually thereafter.

Example 2

Your Hire Date: October 20, 2000

Your Original Stock Option: 1,000 shares

Your Original Stock Option Price: $20.00

Your Original Vesting Schedule: 250 shares vest October 20, 2001, then annually thereafter until fully vested in October 2004 or until termination of employment.

Hypothetical Stock Price on New Options Grant Date, September 20, 2002: $8.00

Using the above assumptions for the sake of illustrating the offer to exchange, we would cancel your original stock option on March 19, 2002. On the replacement grant date, which would be September 20, 2002, we would grant you a new option for 1,000 shares, and in this example using the purely hypothetical stock price of $8.00, your new exercise price would be $8.00. Because the original option accrued a total of 1 year's worth of vesting credit as of October 20, 2001, the new option will also be 1 year's vested as of September 20, 2002. Your second year's worth of vesting would accrue October 20, 2002.

35.  What Happens If Firstwave Is Acquired Before The Replacement Options Are Granted?

        If we are acquired or involved in a similar transaction before the replacement options are granted, your options will be assumed or replaced with new options of the successor corporation. The replacement options would still be granted on the new grant date, but they would be options to purchase the shares of the surviving corporation. The exercise price would be equal to the market price of the surviving company's stock on the date of grant. For example, if we were acquired by means of a merger, the number of shares would be equal to the number of our shares that you would have received, multiplied by the exchange ratio that was used in the merger. If the successor corporation does not assume or replace your options, provisions shall be made to cause each outstanding option to become exercisable before the change of control and to terminate upon consummation of the transaction or event causing the change of control.

36.  After The Grant Of The New Options, What Happens If My Options Again End Up Underwater?

        We are conducting this offer only at this time, considering the unusual stock market conditions that have affected many companies throughout the country. This is therefore considered a one-time offer and is not expected to be offered again in the future. Since your stock options are valid for ten years from the date of initial grant, subject to your remaining with the Company, the price of our common stock may appreciate over the long term even if your options are underwater for some period of time after the grant date of the new options. HOWEVER, WE CAN PROVIDE NO ASSURANCE AS TO THE PRICE OF OUR COMMON STOCK AT ANY TIME IN THE FUTURE.

37.  What Do I Need To Do To Participate In The Offer To Exchange Program?

        To participate, you must properly complete the Election Form, sign and date it, and ensure that Cindy McVeigh at Firstwave receives it no later than 12:00 Midnight Eastern Standard Time on Monday, March 18, 2002 or, if we extend the offer, no later than the new expiration of the offer. You can return your form either by fax to (770) 431-1201, or hand deliver it to Cindy McVeigh, Firstwave Technologies, Inc., 2859 Paces Ferry Road, Suite 1000, Atlanta, GA 30339. If you need an additional copy of the Election Form, you may contact Cindy McVeigh at (770) 431-1200. The company will provide additional copies at no expense to you.

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  Exhibit 99(a)(3)
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